Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. to Present at Planet MicroCap Showcase: TORONTO 2026 in partnership with MicroCapClub on Wednesday, October 28, 2026

Vancouver, B.C. Canada, October 9, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTC:KDOZF) (the “Company”), announced that it will be presenting at the Planet MicroCap Showcase: TORONTO 2026 in partnership with MicroCapClub on Wednesday, October 28, 2026, at 10am (EST) at the Arcadian Loft in Downtown Toronto. Jason Williams, Chief Executive Officer of Kidoz Inc., will be hosting the presentation and answering questions at the conclusion.

Kidoz Inc. is a global AdTech software company that powers privacy-first, high-performance mobile advertising across children, teens, families, and general audiences. Through its Kidoz Safe Ad Network and Prado division, the Company delivers compliant, contextual campaigns at scale, enabling trusted engagement for brands while maintaining the highest standards of digital safety and privacy.

To access the live presentation, please use the following information:

Planet	MicroCap Showcase: TORONTO 2026 in partnership with MicroCapClub
Date:	Wednesday, October 28, 2026, at 10am (EST)
Webcast:	https://www.meetmax.com/sched/event_136811/conference_home.html

Kidoz management will also be available for 1x1 meetings over the course of the entire event held between 27 - 29 October, 2026. To attend the conference and book a specific 1x1 investor meeting please make sure you are registered at https://www.meetmax.com/sched/event_136811/conference_home.html.

“We’re excited to participate in the Planet MicroCap Showcase to share Kidoz’s compelling investment story,” said Jason Williams, CEO of Kidoz Inc. “The past year marked a pivotal inflection point for our company after significant technical investments were made to establish a market-leading position in the rapidly growing mobile gaming advertising ecosystem. Our unique combination of comprehensive SDK technology, Kite IQ AI capabilities, and complete advertising infrastructure positions us advantageously in this evolving landscape.”

In our presentation Jason Williams will discuss the company’s three core technology pillars that create sustainable competitive advantages and its expansion strategy beyond the market-leading kids focus to capture the broader mobile gaming audience of teens and adults.

The Planet MicroCap Showcase event runs from October 27 to 29, 2026, and offers a unique opportunity for investors to engage directly with innovative microcap companies through presentations and one-on-one meetings. Registration is expected to close soon, and one-on-one meeting scheduling will open shortly. Interested investors are encouraged to register promptly to secure participation.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Planet MicroCap

Planet Microcap hosts the highest quality microcap in-person events in North America. The mission is to bring the best microcap investors, companies, and allocators together to gather, connect, and grow. For more information about Planet MicroCap, please visit: https://planetmicrocap.com/

About MicroCapClub

MicroCapClub is an exclusive forum for experienced microcap investors to share and discuss microcap companies (sub $1 billion market cap) trading on global markets. Since 2011, our members have profiled 1500+ microcap companies, 300+ have turned into multi-baggers. Investors can join our community by applying to become a member or subscribing to gain instant access. For more information, visit https://microcapclub.com/About Kidoz Inc.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a full-stack global advertising platform powered by contextual AI, enabling brand performance in mobile games without personal data.

Originally developed for children’s digital environments, where compliance and safety requirements are among the highest, Kidoz delivers privacy-first advertising without reliance on personal data tracking or behavioural profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using safe, trusted, contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 29, 2026, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.